

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Ms. Tongyu Zhang
  Interim Chief Financial Officer
Sen Yu International Holdings, Inc.
19 West 44th Street, Suite 1108
New York, New York 10036

> **Re:**   **Sen Yu International Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **File No. 0-12792**

Dear Ms. Zhang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief